UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER: 001-36388
CUSIP NUMBER: 711040105

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	September 30, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Peoples Financial Services Corp.
Full Name of Registrant

N/A
Former Name if Applicable

150 North Washington Avenue
Address of Principal Executive Office (Street and Number)

Scranton, PA 18503
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in its current report on Form 8-K filed with the U.S. Securities and Exchange Commission on July 1, 2024 (the “Closing Date”), Peoples Financial Services Corp. (the “Registrant”) completed its merger with FNCB Bancorp, Inc., a Pennsylvania corporation (“FNCB”), pursuant to the Agreement and Plan of Merger dated September 27, 2023 between the Registrant and FNCB (the “Merger Agreement”). Pursuant to the Merger Agreement, on the Closing Date, FNCB merged with and into the Registrant, with the Registrant continuing as the surviving corporation (the “Merger”), and immediately following the Merger, FNCB Bank, a Pennsylvania-chartered bank (“FNCB Bank”), merged with and into Peoples Security Bank and Trust Company, a Pennsylvania-chartered bank and trust company and a wholly owned subsidiary of the Registrant (“Peoples Bank”), with Peoples Bank as the surviving bank (the “Bank Merger”).

The Registrant was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (the “Quarterly Report”) on November 12, 2024 due to delays experienced in the preparation of its interim financial statements in accordance with U.S. generally accepted accounting principles resulting from the Merger and Bank Merger. The Registrant intends to file the Quarterly Report with the Securities and Exchange Commission within the five-day extension provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John R. Anderson, III	570	346-7741
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Quarterly Report is the first periodic report filed by the Registrant that will reflect the effects of the Merger and Bank Merger on the Registrant’s financial statements and related disclosures, and, as a result, the Registrant anticipates a significant change in results of operations from the corresponding period for the last fiscal year. The Registrant will report $2.4 million of net income for the nine months ended September 30, 2024, compared to $23.8 million of net income for the nine months ended September 30, 2023.

Peoples Financial Services Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2024	By	/s/ John R. Anderson, III
		Name:	John R. Anderson, III
		Title:	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).